Exhibit 99.2

DREAMLAND LIMITED

PROXY FOR THE 2026 EXTRAORDINARY GENERAL MEETING

To Be Held at 10 A.M. Hong Kong time on April 1, 2026

(Record Date — March 19, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD

The undersigned hereby appoints Seto Wai Yue, as proxy of the undersigned, with full power to appoint her substitute, and hereby authorizes her to represent and to vote all the shares of the Company, which the undersigned is entitled to vote, as specified below on this card, at the 2026 Extraordinary Meeting to be held on April 1, 2026, at 10 a.m., Hong Kong time, at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD FOR THE PROPOSAL.

This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

THE PROPOSAL SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

SHARE CONSOLIDATION PROPOSAL

The resolutions be put to the shareholders to consider and to vote upon at the 2026 Extraordinary Meeting to adopting the Share Consolidation are:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

i)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.00001 each (“Class A Ordinary Shares”) and class B ordinary shares with a par value of US$0.00001 each (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of one (1)-for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing authorised issued and unissued Class A Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class A Ordinary Share with par value US$0.00005 each, and (ii) every 5 existing authorised issued and unissued Class B Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class B Ordinary Share with par value US$0.00005 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each will become the authorised share capital of US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each; and

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ii)

the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

iii)

the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.00005 each (“Consolidated Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.00005 (“Consolidated Class B Ordinary Shares”, together with Consolidated Class A Ordinary Shares, the “Consolidated Ordinary Shares”) at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting be and is hereby approved (the “Further Consolidation”);

iv)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

v)	the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

For	Against	Abstain
☐	☐	☐

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Please indicate if you intend to attend this meeting ☐ YES ☐ NO

This Proxy is solicited on behalf of the management of Dreamland Limited.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed Proxy Card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this Proxy Card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation 17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Signature of Shareholder:	Account Number (if any):
Date:	Stock Certificate Number(s):
No. of Shares Entitled to Vote:

Note: Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________

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